June 27, 2011

Securities and Exchange Commission

Office of Global Security Risk

100 F Street, NE

Washington, DC 20549

Attn:  Ms. Cecilia Blye

Re:                             SPX Corporation

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed February 22, 2011

File No. 001-16948

Dear Ms. Blye:

This letter sets forth the responses of SPX Corporation (together with its subsidiaries, the “Company”) to comments on the above-referenced filing provided by the Staff of the Securities and Exchange Commission by letter dated May 16, 2011.

The Staff’s comments are restated below in bold type, and are followed by the Company’s response:

General

1.              We note that Schedule 2.6A to Exhibit 10.1 to your Form 10-Q for the quarter ended July 3, 2010 is a list of foreign trade facility bank guarantees in which one guarantee involves SPX Process Equipment Limited as the borrowing subsidiary, Iranian Offshore Engineering & Construction Company of Tehran as the beneficiary and Deutsche Bank as the issuing bank.  As your know, Iran is identified by the State Department as a state sponsor of terrorism, and is subject to U.S. economic sanctions and export controls.  Please update us on your contacts with Iran since your letters to us of April 4, 2006 and July 10, 2006.  Describe to us the nature and extent of your past, current, and anticipated contacts with Iran since your 2006 letters, whether through subsidiaries, resellers, distributors, or other direct or indirect arrangements.  Your response should describe any products, equipment, components, technology, and services you have provided to those countries and any agreements, commercial arrangements, or other contracts you have had with the government of Iran or entities controlled by that government.

2.              Please discuss the materiality of your contacts with Iran described in response to the foregoing comment and whether those contacts constitute a material investment risk for your security holders.  You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period.  Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.  Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism.  Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran.

Discussion

The Company confirms and updates its conclusions, set forth in the Company’s letters to the SEC Staff of April 4, 2006, and July 10, 2006, (the “Letters”) that (1) its operations associated with Iran, which are limited to sales into Iran by certain of its independent non-U.S. subsidiaries (the “Non-U.S. Subsidiaries”) under policies and training designed to assist with compliance with all applicable laws, regulations, and Company policy, do not constitute a material risk to security holders of the Company, (2) the impact of regulatory compliance programs associated with business in Iran does not materially affect the Company, and (3) operations of the Non-U.S. Subsidiaries associated with Iran are not likely to be material in quantitative terms or in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon the Company’s reputation and share value.

Discussion of Operations

The Company continues to have no assets, offices, or employees in Iran.  The only Company operations associated with Iran are sales into Iran by the Non-U.S. Subsidiaries from outside Iran, and even those sales continue to be de minimis, and in fact have declined from the amounts reported in the Letters.  For example, sales by the Non-U.S. Subsidiaries into Iran in each of 2008, 2009, 2010, and in the first quarter of 2011 were, respectively, approximately $3.8 million, $2.0 million, $0.5 million, and $0.4 million (nearly all projected 2011 sales to Iran took place in the first quarter and, accordingly, the Company does not expect the 2011 sales number to increase significantly from 2010).  Aggregate sales to Iran declined to less than one tenth of one percent of the Company’s annual 2010 and projected 2011 revenues, and the Company does not expect this amount to increase significantly.

Iran-related Company liabilities of which the Company is aware continue to be contractual obligations of the Non-U.S. Subsidiaries relating to sales into Iran.  Non-U.S. Subsidiaries’ contracts relating to Iran typically limit their liability at the value of the contract and exclude indirect and consequential damages and loss of profits.  Accordingly, contractual risk to the Company is not expected to exceed the amount of sales into Iran.  Further, consistent with applicable law and long-established policy, the Company has directed that any sales by its Non-U.S. Subsidiaries into Iran must be undertaken without any involvement whatsoever by

U.S. persons, as that term is defined in the Iranian Transactions Regulations at 31 C.F.R. Section 560.314.

The guarantee described in the Staff’s comment number 1, above, was one of two guarantees involving an Iranian end user, each of which terminated in 2007.  No guarantees of the type described in the Staff’s comment have been in place since 2007.

The Company has rigorous policies and procedures in place designed to ensure that any sales into Iran adhere to U.S. and applicable non-U.S. laws.  The Company’s International Trade Policy, which policy was reviewed and updated subsequent to the date of the Letters, emphasizes the prohibitions against doing business in Iran.  Furthermore, sales of Company products into Iran are subject to prior review by the Company’s legal department.  Such review is limited solely to the question of whether the Non-U.S. Subsidiary may deal with Iran under U.S. law and Company policy.  The Company also carefully monitors the activities of its subsidiaries for compliance with both U.S. and foreign laws and regulations, as well as Company policy, relating to sales to restricted countries.

The Company continues to believe that it has not sold products to the Iranian government.  Some Non-U.S. Subsidiaries do sell products to certain companies in Iran that the Company believes may be owned or controlled to some extent by the Iranian government.  However, the Company does not believe, and is not aware of any evidence indicating, that any such products, if they were subject to the jurisdiction of the Bureau of Industry and Security of the Department of Commerce (“BIS”) and its ECCN classification system, would be specifically controlled on the Commerce Control List of the Export Administration Regulations (15 C.F.R. Pt. 774).

Most products described in the Letters are no longer sold into Iran by the Non-U.S. Subsidiaries, with the exception of replacement parts and products necessary for the fulfillment of warranty obligations.  Otherwise, the products sold by the Non-U.S. Subsidiaries into Iran are limited to tools for automotive diagnostics and repair, and are designed and designated for civilian use.  Based on its understanding of the “end use” of the products supplied to Iran, the Company does not believe, and is not aware of any evidence indicating, that any of the products sold by its Non-U.S. Subsidiaries into Iran have been used for military purposes.

Analysis of Materiality

The Company does not believe that the contacts with Iran described above constitute a material investment risk for its security holders.

Quantitative Analysis:  From a quantitative perspective, operations of the Non-U.S. Subsidiaries relating to Iran are not material.  Current and projected sales are approximately $500,000 per year, a negligible portion of the Company’s annual revenues of $4.9 billion.  The Non-U.S. Subsidiaries have no assets, offices or employees in Iran, and their liabilities are limited to standard contractual obligations.

Qualitative Analysis:  SEC Staff Accounting Bulletin:  No. 99 — Materiality (“SAB 99”) describes qualitative materiality, from an accounting perspective, in terms of the surrounding circumstances that inform an investor’s evaluation of financial statement entries.  The Company has concluded that limited sales into Iran by the Non-U.S. Subsidiaries are not material from this perspective.  The Company is not aware of any material contingent liabilities relating either to the Non-U.S. Subsidiaries’ sales into Iran or the ensuing contractual, legal or other obligations.  The Company strives to comply with both the letter and spirit of current laws and regulations relating to sales into Iran and does not anticipate material legal or regulatory liability associated with the Non-U.S. Subsidiaries’ limited sales into Iran.  Similarly, the Company is not aware of any other qualitative factor that would cause sales by the Non-U.S. Subsidiaries into Iran to be considered material from a qualitative perspective.

The Company has also concluded that operations of the Non-U.S. Subsidiaries associated with Iran are not material from a qualitative perspective, even when viewed from a broader perspective than that discussed in SAB 99.  As stated above, all sales by Non-U.S. Subsidiaries into Iran are monitored to minimize the risk of violation of any applicable laws, regulations or Company policies.  The Company does not believe that disclosure that a few of its Non-U.S. Subsidiaries have a de minimis amount of sales into Iran made under strict compliance guidelines and oversight is necessary or appropriate.

Moreover, the Company continues to be unaware of any state legislation relating to investments in Iran that the Company expects to have a material effect on its stock price.  Although several states have adopted or are considering legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension assets from, companies that do business with countries identified as state sponsors of terrorism, given the nature and limited level of Non-U.S. Subsidiaries’ sales into Iran, the Company does not expect any material impact as a result of those activities.  Likewise, although the Company is aware of several investor activist groups that either monitor or discourage investment in companies that do business in Iran and other “state sponsors of terrorism,” given the incidental amount of sales into Iran by Non-U.S. Subsidiaries, the type of products sold, the Company’s lack of operations in Iran, and the Company’s compliance with applicable laws and regulations, the Company does not believe that sales by the Non-U.S. Subsidiaries into Iran will or should trigger significant divestment of its stock or significant investor interest.

The Company will continue to monitor business, legal, regulatory, investor and other considerations relating to sales by Non-U.S. Subsidiaries into Iran and, to the extent this activity rises to the level of materiality, the Company will take appropriate action.

In connection with this response, the Company acknowledges the following:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like additional information or desire to discuss the Company’s responses to your comment, please contact the undersigned via telephone at (704) 752-4485 or via e-mail at kevin.lilly@spx.com.

Very truly yours,

/s/ Kevin L. Lilly

Kevin L. Lilly
Senior Vice President, Secretary, and General Counsel

cc:	Amanda Ravitz
Assistant Director
Division of Corporation Finance